SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 2*)

                 CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
                 -------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    23247T101
                                    ---------
                                 (CUSIP Number)

                                Jeffrey T. Barnes
                                222 Berkeley St.
                                Boston, MA 02116
                                 (617) 357-7474
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               SEPTEMBER 26, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

      ===============================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OXFORD BIOSCIENCE PARTNERS IV L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]              (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*     OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                               0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                 11,062,495
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                     0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     11,062,495
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,062,495

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             N/A                                  [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON* PN

       ===============================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      MRNA FUND II L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]              (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*   OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                               0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                 11,062,495
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                     0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     11,062,495
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,062,495
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            N/A                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*       PN

      ===============================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      OBP MANAGEMENT IV L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]              (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*    AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                               0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                 11,062,495
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                     0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     11,062,495
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,062,495
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    N/A                                  [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*       PN

      ===============================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      JEFFREY T. BARNES
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]              (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           United States
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                               0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                 11,062,495
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                     0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     11,062,495
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,062,495
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                N/A                                  [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*       IN

      ===============================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      MARK P. CARTHY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]              (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*    AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           United States
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                               0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                 11,062,495
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                     0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     11,062,495
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,062,495

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            N/A                                  [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*       IN

      ===============================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      JONATHAN J. FLEMING
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]              (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           United States
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                               0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                 11,062,495
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                     0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     11,062,495
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,062,495

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                 N/A                                  [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*       IN

      ===============================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      MICHAEL E. LYTTON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]              (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *        AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           United States
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                               0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                 11,062,495
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                     0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     11,062,495
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,062,495
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       N/A                                  [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*       IN

      ===============================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      ALAN G. WALTON
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]              (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *    AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           United States
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                               0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                 11,062,495
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                     0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     11,062,495
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,062,495
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                      N/A                                  [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*       IN

SCHEDULE 13D

Item 1.     SECURITY AND ISSUER.
            -------------------

      This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Cyberkinetics Neurotechnology Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 Foxborough Blvd., Suite 240, Foxborough, MA 02035.

Item 2.     IDENTITY AND BACKGROUND.
            -----------------------

      (a) Oxford Bioscience Partners IV L.P. ("Oxford IV") and mRNA Fund II L.P. ("MRNA II") (collectively, the "Funds"); OBP Management IV L.P. ("OBP IV"), which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes ("Barnes"), Mark P. Carthy ("Carthy"), Jonathan J. Fleming ("Fleming"), Michael E. Lytton ("Lytton") and Alan G. Walton ("Walton") (collectively, the "General Partners") who are the general partners of OBP IV. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

      (b) The address of the principal business office for all Reporting Persons is 222 Berkeley Street, Boston, MA 02116.

      (c) No changes have occurred since Schedule 13D relating to the Reporting Persons filed on February 14, 2005 (the "Filing").

      (d) No changes with respect to the Reporting Persons have occurred since the Filing.

      (e) No changes with respect to the Reporting Persons have occurred since the Filing.

      (f) No changes with respect to the Reporting Persons have occurred since the Filing.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

      On September 26, 2005, pursuant to a Securities Purchase Agreement dated as of September 26, 2005 (the "Securities Purchase Agreement"), among Oxford IV, MRNA II, the Issuer and various other investors, the Issuer closed an $11,443,000.40 private placement (the "Private Placement") of its Common Stock and warrants. Each investor in the Private Placement purchased shares of Common Stock at $1.20 per share and five-year warrants, exercisable at any time prior to the five year expiration date. Pursuant to such Securities Purchase Agreement, Oxford IV purchased 2,475,166 shares of the Issuer's Common Stock for an aggregate purchase price of $2,970,199.20 and MRNA II purchased 24,834 shares of the Issuer's Common Stock for an aggregate purchase price of $29,800.80. Under the terms of the Securities Purchase Agreement, Oxford IV also received a warrant to purchase 1,237,583 shares of Common Stock at an exercise price of $1.60 per share and MRNA II also received a warrant to purchase 12,417 shares of Common Stock at an exercise price of $1.60 per share. The funds used by Oxford IV and MRNA II to acquire the Common Stock and the Warrants were obtained from each entity's respective investment funds.

      References to and descriptions of the Securities Purchase Agreement as set forth in this Item 3 are qualified in their entirety by reference to the copy of the Securities Purchase Agreement filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on September 28, 2005 and is incorporated herein in its entirety by reference.

Item 4. PURPOSE OF TRANSACTION.
        ----------------------

      Oxford IV purchased Common Stock of the Issuer for investment purposes.

      (a-i)     Not applicable.

      (j) The Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans). All shares of Common Stock of the Issuer purchased by the Reporting Persons were acquired for their own accounts for investment purposes, but the Reporting Persons reserve the right to dispose of the shares in compliance with applicable law.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

      (a) After consummation of the Private Placement, Oxford IV holds 9,610,961 shares of the Common Stock of the Issuer and warrants to purchase 1,341,644 shares of the Common Stock of the Issuer and MRNA II holds 96,429 shares of the Common Stock of the Issuer and warrants to purchase 13,461 shares of the Common Stock of the Issuer. Collectively, this represents 11,062,495 shares of Common Stock of the Issuer and approximately 40.9% of the Issuer's outstanding Common Stock, based upon 25,686,317 shares of the Issuer's Common Stock reported to be outstanding as of November 14, 2005 in the Issuer's Quarterly Report on Form 10-Q, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act.

     Under SEC rules, and by virtue of their relationship as affiliated limited. partnerships which share a sole general partner (OBP IV), Oxford IV and MRNA II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock of the Issuer which each partnership owns of record. OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II. Barnes, Carthy, Fleming, Lytton and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held by Oxford IV and MRNA II. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of Cyberkinetics Neurotechnology Systems, Inc., except for the shares, if any, such Reporting Person holds of record.

      (b) Number of shares as to which each person named in paragraph (a) above has:

            (i) sole power to vote or to direct the vote: 0 shares for the Reporting Persons.

            (ii) shared power to vote or to direct the vote: 11,062,495 for the Reporting Persons.

            (iii) sole power to dispose or to direct the disposition of: 0 shares for the Reporting Persons.

            (iv) shared power to dispose or to direct the disposition of:
            11,062,495 shares for the Reporting Persons.

      (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

      (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT
        --------------------------------------------------------------------
        TO SECURITIES OF THE ISSUER.
        ---------------------------

        Not applicable.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

      Exhibit 1 - Agreement regarding filing of joint Schedule 13D.
      Exhibit 2 - Power of Attorney dated April 8, 2004.

                              SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                        OXFORD BIOSCIENCE PARTNERS IV L.P.
                        by its General Partner, OBP MANAGEMENT IV L.P.

                        By:            *
                           --------------------------
                            Name: Jonathan J. Fleming
                            Title:  General Partner


                        MRNA FUND II L.P.
                        By its General Partner, OBP MANAGEMENT IV L.P.

                        By:            *
                           --------------------------
                            Name:  Jonathan J. Fleming
                            Title:  General Partner


                        OBP MANAGEMENT IV L.P.

                        By:            *
                           --------------------------
                            Name:  Jonathan J. Fleming
                            Title:  General Partner


                        By:            *
                           --------------------------
                            Jeffrey T. Barnes


                        By:            *
                           --------------------------
                            Mark P. Carthy


                        By:            *
                           --------------------------
                            Jonathan J. Fleming


                        By:            *
                           --------------------------
                            Michael E. Lytton

                        By:            *
                           --------------------------
                            Alan G. Walton


*By: /s/ Raymond Charest
    --------------------------
     Raymond Charest as Attorney-in-Fact

This Schedule 13G was executed by Raymond Charest pursuant to the Power of Attorney attached hereto as Exhibit 2.

                                  EXHIBIT INDEX

      1. Agreement regarding filing of joint Schedule 13D.

      2. Power of Attorney dated as of April 8, 2004.

                                                                       EXHIBIT 1

                            JOINT FILING UNDERTAKING

      Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Cyberkinetics Neurotechnology Systems, Inc., is being filed on behalf of each of the undersigned.

Dated: February 14, 2006

                        OXFORD BIOSCIENCE PARTNERS IV L.P.
                        by its General Partner, OBP MANAGEMENT IV L.P.

                        By:             *
                           --------------------------
                            Name: Jonathan J. Fleming
                            Title:  General Partner


                        MRNA FUND II L.P.
                        By its General Partner, OBP MANAGEMENT IV L.P.

                        By:             *
                           --------------------------
                            Name:  Jonathan J. Fleming
                            Title:  General Partner


                        OBP MANAGEMENT IV L.P.

                        By:             *
                           --------------------------
                            Name:  Jonathan J. Fleming
                            Title:  General Partner


                        By:             *
                           --------------------------
                            Jeffrey T. Barnes


                        By:             *
                           --------------------------
                            Mark P. Carthy


                        By:             *
                           --------------------------
                            Jonathan J. Fleming

                        By:             *
                           --------------------------
                            Michael E. Lytton


                        By:             *
                           --------------------------
                            Alan G. Walton


*By: /s/ Raymond Charest
     ------------------------------------
     Raymond Charest as Attorney-in-Fact

This Schedule 13G was executed by Raymond Charest pursuant to the Power of Attorney attached hereto as Exhibit 2.

                                                                       EXHIBIT 2

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.

                        OXFORD BIOSCIENCE PARTNERS IV L.P.
                        BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.

                        By: /S/ JONATHAN FLEMING
                            --------------------------------------------------
                        Name: Jonathan J. Fleming
                        Title:  General Partner


                        MRNA FUND II L.P.
                        BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                        By: /S/ JONATHAN FLEMING
                            --------------------------------------------------
                        Name: Jonathan J. Fleming
                        Title:  General Partner


                        OBP MANAGEMENT IV L.P.

                        BY:/S/ JONATHAN FLEMING
                           ---------------------------------------------------
                        Name: Jonathan J. Fleming
                        Title:  General Partner

                        /S/ JEFFREY T. BARNES
                        ------------------------------------------------------
                        Jeffrey T. Barnes


                        /S/ MARK P. CARTHY
                        ------------------------------------------------------
                        Mark P. Carthy


                        /S/ JONATHAN J. FLEMING
                        ------------------------------------------------------
                        Jonathan J. Fleming


                        /S/ MICHAEL E. LYTTON
                        ------------------------------------------------------
                        Michael E. Lytton


                        /S/ ALAN G. WALTON
                        ------------------------------------------------------
                        Alan G. Walton